Exhibit 99.1

Turquoise Hill Resources Ltd.

Condensed Interim Consolidated Financial Statements

September 30, 2019

(Unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2019	2018	2019	2018

Revenue	4	$209,189	$246,536	$944,617	$833,871
Cost of sales	5	(174,188)	(181,027)	(567,978)	(589,518)
Gross margin		35,001	65,509	376,639	244,353

Operating expenses	6	(40,835)	(62,590)	(169,078)	(148,954)
Corporate administration expenses		(3,640)	(5,818)	(13,943)	(18,083)
Other income (expenses)		(1,751)	4,428	771	4,762
Impairment charges	11	-	-	(596,906)	-
Income (loss) before finance items and taxes		(11,225)	1,529	(402,517)	82,078

Finance items
Finance income	7	25,693	38,644	87,584	118,934
Finance costs	7	(3,987)	(9,509)	(7,714)	(50,311)
		21,706	29,135	79,870	68,623
Income (loss) from operations before taxes		$10,481	$30,664	$(322,647)	$150,701

Income and other taxes	14	34,591	(15,510)	(263,763)	148,603
Income (loss) for the period		$45,072	$15,154	$(586,410)	$299,304

Attributable to owners of Turquoise Hill Resources Ltd.		71,730	53,169	(263,548)	310,156
Attributable to owner of non-controlling interest		(26,658)	(38,015)	(322,862)	(10,852)
Income (loss) for the period		$45,072	$15,154	$(586,410)	$299,304

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.		$0.04	$0.03	$(0.13)	$0.15

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314	2,012,314	2,012,314

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018

Income (loss) for the period	$45,072	$15,154	$(586,410)	$299,304

Other comprehensive loss:
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	(2,353)	(1,111)	(2,962)	(3,409)
Other comprehensive loss for the period (a)	$(2,353)	$(1,111)	$(2,962)	$(3,409)

Total comprehensive income (loss) for the period	$42,719	$14,043	$(589,372)	$295,895

Attributable to owners of Turquoise Hill	69,377	52,058	(266,510)	306,747
Attributable to owner of non-controlling interest	(26,658)	(38,015)	(322,862)	(10,852)
Total comprehensive income (loss) for the period	$42,719	$14,043	$(589,372)	$295,895

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2019 (2018: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2019	2018	2019	2018

Cash generated from (used in) operating activities before interest and tax	17	$(13,050)	$52,548	$299,356	$216,875

Interest received		22,347	24,196	68,457	64,164
Interest paid		(2,518)	(77)	(220,843)	(130,884)
Income and other taxes paid		(715)	(509)	(5,068)	(6,211)
Net cash generated from operating activities		$6,064	$76,158	$141,902	$143,944

Cash flows from investing activities
Receivable from related party: amounts withdrawn	18	260,000	310,000	790,000	860,000
Expenditures on property, plant and equipment		(329,166)	(328,845)	(989,449)	(932,609)
Other investing cash flows		-	-	-	616
Cash used in investing activities		$(69,166)	$(18,845)	$(199,449)	$(71,993)

Cash flows from financing activities
Net proceeds from project finance facility		-	-	1,511	4,158
Payment of project finance fees		-	-	(107)	(192)
Proceeds from bank overdraft facility		25,000	-	25,000	-
Payment of lease liability		(1,925)	-	(5,738)	-
Cash generated from financing activities		$23,075	$-	$20,666	$3,966

Effects of exchange rates on cash and cash equivalents		80	35	88	(78)
Net increase (decrease) in cash and cash equivalents		$(39,947)	$57,348	$(36,793)	$75,839

Cash and cash equivalents - beginning of period		$1,606,221	$1,463,274	$1,603,067	$1,444,783
Cash and cash equivalents - end of period		1,566,274	1,520,622	1,566,274	1,520,622
Cash and cash equivalents as presented on the balance sheets		$1,566,274	$1,520,622	$1,566,274	$1,520,622

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	September 30, 2019	December 31, 2018

Current assets
Cash and cash equivalents	8	$1,566,274	$1,603,067
Inventories	9	182,171	242,970
Trade and other receivables		20,466	30,264
Prepaid expenses and other assets		42,913	30,213
Receivable from related party	10	1,096,284	1,620,073
		2,908,108	3,526,587
Non-current assets
Property, plant and equipment	11	9,437,373	8,838,305
Inventories	9	16,116	18,655
Deferred income tax assets	14	415,963	649,421
Receivable from related party and other financial assets	10	9,478	279,019
		9,878,930	9,785,400
Total assets		$12,787,038	$13,311,987

Current liabilities
Borrowings and other financial liabilities	13	$31,120	$-
Trade and other payables	12	506,159	459,244
Deferred revenue		18,142	75,162
		555,421	534,406
Non-current liabilities
Borrowings and other financial liabilities	13	4,205,993	4,187,297
Deferred income tax liabilities	14	71,039	47,934
Decommissioning obligations	15	134,430	131,565
		4,411,462	4,366,796
Total liabilities		$4,966,883	$4,901,202

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,707	1,558,264
Accumulated other comprehensive income (loss)		(2,118)	844
Deficit		(3,934,980)	(3,670,310)
Equity attributable to owners of Turquoise Hill		9,053,731	9,320,920
Attributable to non-controlling interest	16	(1,233,576)	(910,135)
Total equity		$7,820,155	$8,410,785

Total liabilities and equity		$12,787,038	$13,311,987

Commitments and contingencies (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on November 12, 2019 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Nine Months Ended September 30, 2019	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,558,264	$844	$(3,670,310)	$9,320,920	$(910,135)	$8,410,785

Impact of change in accounting policy (Note 2)	-	-	-	(1,122)	(1,122)	(579)	(1,701)
Restated opening balance	$11,432,122	$1,558,264	$844	$(3,671,432)	$9,319,798	$(910,714)	$8,409,084
Loss for the period	-	-	-	(263,548)	(263,548)	(322,862)	(586,410)
Other comprehensive loss for the period	-	-	(2,962)	-	(2,962)	-	(2,962)
Employee share plans	-	443	-	-	443	-	443
Closing balance	$11,432,122	$1,558,707	$(2,118)	$(3,934,980)	$9,053,731	$(1,233,576)	$7,820,155

Nine Months Ended September 30, 2018	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

Income for the period	-	-	-	310,156	310,156	(10,852)	299,304
Other comprehensive loss for the period	-	-	(3,409)	-	(3,409)	-	(3,409)
Employee share plans	-	27	-	-	27	-	27
Closing balance	$11,432,122	$1,558,129	$310	$(3,771,352)	$9,219,209	$(904,063)	$8,315,146

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited)

1.	Nature of operations

The condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on November 12, 2019. Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill as at September 30, 2019.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia.    Turquoise Hill’s head office is located at 1 Place Ville Marie, Suite 3680, Montreal, Quebec, Canada, H3B 3P2. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018, and in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2019, which includes the adoption of the accounting policies applied with regards to IFRS 16, Leases, and IFRIC 23, Uncertainty Over Income Tax Treatments.

(b)	Changes in accounting policies

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of IFRS 16, Leases and IFRIC 23, Uncertainty Over Income Tax Treatments, both of which were effective and have been applied from January 1, 2019.

(c)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2019. None of these standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited)

3.	Operating segment

	Three Months Ended September 30, 2019
		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated

Revenue	$209,189	$-	$209,189

Cost of sales	(174,188)	-	(174,188)
Gross margin	35,001	-	35,001

Operating expenses	(53,116)	12,281	(40,835)

Corporate administration expenses	-	(3,640)	(3,640)

Other expenses	(1,569)	(182)	(1,751)

Income (loss) before finance items and taxes	(19,684)	8,459	(11,225)

Finance items

Finance income	8,116	17,577	25,693

Finance costs	(116,500)	112,513	(3,987)

Income (loss) from operations before taxes	$(128,068)	$138,549	$10,481

Income and other taxes	49,664	(15,073)	34,591

Income (loss) for the period	$(78,404)	$123,476	$45,072

Depreciation and depletion	37,317	-	37,317

Capital additions	432,886	-	432,886

Total assets	10,082,102	2,704,936	12,787,038

(a)

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the three months ended September 30, 2019, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $29.0 million, $27.5 million, $23.1 million, $22.9 million, and $20.4 million (September 30, 2018 - $50.0 million, $30.6 million, and $25.2 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited) 3. Operating segment (continued)

	Three Months Ended September 30, 2018
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$246,536	$-	$246,536

Cost of sales	(181,027)	-	(181,027)
Gross margin	65,509	-	65,509

Operating expenses	(75,291)	12,701	(62,590)

Corporate administration expenses	-	(5,818)	(5,818)

Other income (expenses)	4,522	(94)	4,428
Income (loss) before finance items and taxes	(5,260)	6,789	1,529

Finance items

Finance income	10,996	27,648	38,644

Finance costs	(98,191)	88,682	(9,509)

Income (loss) from operations before taxes	$(92,455)	$123,119	$30,664

Income and other taxes	(19,354)	3,844	(15,510)

Income (loss) for the period	$(111,809)	$126,963	$15,154

Depreciation and depletion	45,406	-	45,406

Capital additions	393,467	-	393,467

Total assets	9,376,386	3,846,418	13,222,804

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited) 3. Operating segment (continued)

	Nine Months Ended September 30, 2019
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$944,617	$-	$944,617

Cost of sales	(567,978)	-	(567,978)

Gross margin	376,639	-	376,639

Operating (expenses) income	(206,377)	37,299	(169,078)

Corporate administration expenses	-	(13,943)	(13,943)

Other income	330	441	771

Impairment charges	(596,906)	-	(596,906)

Income (loss) before finance items and taxes	(426,314)	23,797	(402,517)

Finance items

Finance income	23,463	64,121	87,584

Finance costs	(335,933)	328,219	(7,714)

Income (loss) from operations before taxes	$(738,784)	$416,137	$(322,647)

Income and other taxes	(210,809)	(52,954)	(263,763)

Income (loss) for the period	$(949,593)	$363,183	$(586,410)

Depreciation and depletion	140,123	-	140,123

Capital additions	1,313,595	-	1,313,595

Total assets	10,082,102	2,704,936	12,787,038

(b)

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the nine months ended September 30, 2019, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $169.2 million, $110.2 million, $97.9 million, and $97.0 million (September 30, 2018 - $137.7 million, $96.3 million and $92.2 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited) 3. Operating segment (continued)

	Nine Months Ended September 30, 2018
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$833,871	$-	$833,871

Cost of sales	(589,518)	-	(589,518)
Gross margin	244,353	-	244,353

Operating expenses	(185,790)	36,836	(148,954)

Corporate administration expenses	-	(18,083)	(18,083)

Other income (expenses)	4,872	(110)	4,762
Income before finance items and taxes	63,435	18,643	82,078

Finance items

Finance income	37,519	81,415	118,934

Finance costs	(290,372)	240,061	(50,311)

Income (loss) from operations before taxes	$(189,418)	$340,119	$150,701

Income and other taxes	157,500	(8,897)	148,603

Income (loss) for the period	$(31,918)	$331,222	$299,304

Depreciation and depletion	166,360	-	166,360

Capital additions	1,198,235	-	1,198,235

Total assets	9,376,386	3,846,418	13,222,804

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited)

4.	Revenue

	Three Months Ended September 30, 2019			Nine Months Ended September 30, 2019
	Revenue from contracts with customers	Other revenue (a)	Total revenue	Revenue from contracts with customers	Other revenue (a)	Total revenue
Total revenue:

Copper	$162,989	$(9,583)	$153,406	$625,867	$(16,157)	$609,710

Gold	49,098	3,271	52,369	317,823	7,026	324,849

Silver	3,282	132	3,414	9,672	386	10,058

	$215,369	$(6,180)	$209,189	$953,362	$(8,745)	$944,617

	Three Months Ended September 30, 2018			Nine Months Ended September 30, 2018
	Revenue from contracts with customers	Other revenue (a)	Total revenue	Revenue from contracts with customers	Other revenue (a)	Total revenue
Total revenue:

Copper	$193,611	$(13,245)	$180,366	$682,653	$(26,506)	$656,147

Gold	63,985	(679)	63,306	167,033	609	167,642

Silver	2,886	(22)	2,864	9,977	105	10,082

	$260,482	$(13,946)	$246,536	$859,663	$(25,792)	$833,871

(a)	Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2019	2018	2019	2018

Production and delivery	$137,751	$135,852	$433,899	$424,647

Depreciation and depletion	34,944	45,175	134,119	164,871

Provision (reversal) against carrying value of inventories (Note 9)	1,493	-	(40)	-

	$174,188	$181,027	$567,978	$589,518

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited)

6.	Operating expenses

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018

Oyu Tolgoi administration expenses	$29,921	$33,254	$95,848	$74,346

Royalty expenses	11,134	15,504	51,595	50,678

Inventory write downs (reversals) (a)	(6,197)	7,701	(1,765)	2,400

Selling expenses	3,603	5,900	17,248	20,185

Depreciation	2,373	231	6,004	1,489

Other	1	-	148	(144)

	$40,835	$62,590	$169,078	$148,954

(a)	Inventory write downs (reversals) include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

7.	Finance Items

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
Finance income:

Interest income (a)	$25,693	$38,644	$87,584	$118,934

	$25,693	$38,644	$87,584	$118,934

Finance costs:

Interest expense and similar charges	$(100,051)	$(99,523)	$(304,580)	$(281,808)

Amounts capitalized to property, plant and equipment (b)	97,400	91,258	300,872	235,303

Accretion of decommissioning obligations (Note 15)	(1,336)	(1,244)	(4,006)	(3,806)

	$(3,987)	$(9,509)	$(7,714)	$(50,311)

(a)

Finance income on the related party receivable relates to amounts placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 18).

(b)	The majority of the costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.5%.

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited)

8.	Cash and cash equivalents

	September 30, 2019	December 31, 2018

Cash at bank and on hand	$37,049	$148,040

Money market funds and other cash equivalents (a)	1,529,225	1,455,027
	$1,566,274	$1,603,067

(a)	At September 30, 2019, short-term liquid investments of $243.4 million (December 31, 2018 - $741.7 million) were placed with Rio Tinto (refer to Note 18).

9.	Inventories

	September 30, 2019	December 31, 2018

Current

Concentrate	$32,775	$69,691

Ore stockpiles	48,765	76,512

Provision against carrying value of ore stockpiles	(3,019)	(15,636)

Materials and supplies	179,302	185,994

Provision against carrying value of materials and supplies	(75,652)	(73,591)

	$182,171	$242,970

Non-current

Ore stockpiles	$16,116	$25,005

Provision against carrying value of ore stockpiles	-	(6,350)

	$16,116	$18,655

During the three and nine months ended September 30, 2019, $174.2 million (2018 - $181.0 million) and $568.0 million (2018 - $589.5 million) of inventory was charged to cost of sales (Note 5).

During the three and nine months ended September 30, 2019, net write down reversals of $4.7 million (2018 – net write down charges of $7.7 million) and net write down reversals of $1.8 million (2018 – net write down charges of $2.4 million) were recognized in the consolidated statement of income relating to inventory write offs and movements in provisions against carrying value. During the three and nine months ended September 30, 2019, inventory on which there was a provision against carrying value of $2.8 million (2018 - nil) and $15.1 million (2018 - $4.0 million) was sold and recognized in cost of sales for the period.

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited)

10.	Receivable from related party and other non-current financial assets

	September 30, 2019	December 31, 2018

Current assets:

Receivable from related party (Note 18)	$1,096,284	$1,620,073
	$1,096,284	$1,620,073

	September 30, 2019	December 31, 2018

Receivable from related party and other non-current financial assets:

Receivable from related party (Note 18)	$-	$266,211

Marketable securities	2,604	5,566

Other	6,874	7,242
	$9,478	$279,019

11.	Property, plant and equipment

	Oyu Tolgoi
Nine Months Ended September 30, 2019	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2019 as previously reported	$799,113	$3,263,447	$4,775,745	$-	$8,838,305

Impact of change in accounting policy (Note 2)	-	14,429	-	-	14,429

January 1, 2019 restated	$799,113	$3,277,876	$4,775,745	$-	$8,852,734

Additions	50,132	1,561	961,030	-	1,012,723

Interest capitalized (Note 7)	-	-	300,872	-	300,872

Depreciation for the period	(34,757)	(97,145)	-	-	(131,902)

Impairment charges (a)	(52,007)	(180,192)	(364,707)	-	(596,906)

Disposals and write offs	-	-	(148)	-	(148)

Transfers and other movements	(1,141)	31,878	(30,737)	-	-
September 30, 2019	$761,340	$3,033,978	$5,642,055	$-	$9,437,373

Cost	1,296,237	4,770,206	6,006,762	-	12,073,205

Accumulated depreciation / impairment	(534,897)	(1,736,228)	(364,707)	-	(2,635,832)
September 30, 2019	$761,340	$3,033,978	$5,642,055	$-	$9,437,373

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited) 11. Property, plant and equipment (continued)

(a)	Impairment charges

On July 15, 2019, the Company provided an update on the Oyu Tolgoi underground project summarizing preliminary estimates for increased capital for project development and schedule delay to first sustainable production. These preliminary estimates indicated that sustainable first production could be delayed by 16 to 30 months compared to the original feasibility study guidance in 2016 and that development capital spend for the project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed. Together these matters were identified as an indicator of impairment at the Oyu Tolgoi cash-generating unit level at June 30, 2019. Additionally, completion of the definitive estimate review is now expected in the second half of 2020.

The recoverable amount was assessed as the higher of Oyu Tolgoi’s value in use and its fair value less costs of disposal (FVLCD). The recoverable amount was determined by reference to a FVLCD model using discounted post-tax cash flows in line with the Company’s accounting policy for impairment of non-current assets set out in Note 2 (k) to the Company’s annual consolidated financial statements for the year ended December 31, 2018.

The recoverable amount of the Oyu Tolgoi cash generating unit was classified as level 3 under the fair value hierarchy. In arriving at FVLCD, post-tax cash flows expressed in real terms were estimated based on detailed life-of-mine plans and discounted using a post-tax real discount rate of 8.3%, and incorporate the range of additional project development capital and schedule delay estimates disclosed above. Long-term forecast copper price of $3.13 per pound and gold price of $1,320 per ounce were estimated using industry analyst consensus forecasts. The cash flows reflected in the FVLCD modelling incorporate a portion of material classified as mineral resources, which contribute approximately 20% of the total recoverable amount.

The recoverable amount was calculated taking into account a number of mine design options. As studies progress, this will lead to the selection of a preferred development option with detailed cost, scheduling, and production assumptions, which may lead to a change in recoverable amount. The recoverable amount also included high-level risk adjustments to net cash flows to reflect the inherent uncertainty of assumptions for development capital, schedule and mineral resources.

The Company’s assessment of FVLCD resulted in a recoverable amount of $8.7 billion compared to a carrying value of $9.3 billion at June 30, 2019 resulting in a $0.6 billion impairment charge in the three month period ended June 30, 2019.

Together with development capital, scheduling and production, other key assumptions in the determination of recoverable amount included the discount rate and long-term commodity prices and the inclusion of mineral resources (in addition to ore reserves). Reasonably possible movements in these assumptions could reduce the calculated recoverable amount and increase the impairment charge. An increase in the post-tax real discount rate by 1.0% to 9.3%, with all other inputs remaining constant, would reduce the recoverable amount by $1.5 billion. A 5% decrease to the long-term copper and gold prices, with all other inputs remaining constant, would reduce the recoverable amount by $1.3 billion. A 5% increase to the long-term copper and gold prices, with all other inputs remaining constant, would increase the recoverable amount by $1.2 billion.

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited) 11. Property, plant and equipment (continued)

	Oyu Tolgoi
Nine Months Ended September 30, 2018	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2018	$834,310	$3,197,491	$3,315,171	$-	$7,346,972

Additions	16,851	-	946,081	-	962,932

Interest capitalized (Note 7)	-	-	235,303	-	235,303

Depreciation for the period	(38,239)	(101,975)	-	-	(140,214)

Disposals and write offs	-	(479)	-	-	(479)

Transfers and other movements	-	33,195	(33,195)	-	-
September 30, 2018	$812,922	$3,128,232	$4,463,360	$-	$8,404,514

Cost	1,242,960	4,573,397	4,463,360	1,152	10,280,869

Accumulated depreciation / impairment	(430,038)	(1,445,165)	-	(1,152)	(1,876,355)
September 30, 2018	$812,922	$3,128,232	$4,463,360	$-	$8,404,514

12.	Trade and other payables

	September 30, 2019	December 31, 2018

Trade payables and accrued liabilities	$367,703	$395,883

Interest payable on long-term borrowings	70,159	10,906

Payable to related parties (Note 18)	66,886	51,490

Other	1,411	965
	$506,159	$459,244

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited)

13.	Borrowings and other financial liabilities

	September 30, 2019	December 31, 2018

Non-current liabilities:

Project finance facility (a)	$4,188,222	$4,175,240

Lease liabilities (b)	17,771	12,057
	$4,205,993	$4,187,297

	September 30, 2019	December 31, 2018
Current liabilities:

Bank overdraft facility (c)	$25,000	$-

Lease liabilities (b)	6,120	-
	$31,120	$-

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

At September 30, 2019, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	September 30, 2019		Original	Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)	Term	Pre-completion	Post-completion

International Financial

Institutions - A Loan	$773,130	$906,063	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	873,436	957,005	14 years	LIBOR + 3.65%	LIBOR + 4.65%

Loan	275,514	321,941	13 years	2.3%	2.3%

MIGA Insured Loan	678,043	740,139	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks	1,588,099	1,685,452	12 years	LIBOR + 3.4%	LIBOR + 4.4%

- B Loan				Includes $50 million 15-year loan at A Loan rate
	$4,188,222	$4,610,600

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited) 13. Borrowings and other financial liabilities (continued)

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value on the relevant draw down dates, with aggregate initial fair value being $4,348.9 million before transaction costs. At September 30, 2019, these borrowings are stated net of $160.7 million amortized transaction costs.

(b)	Lease liabilities are discounted at the weighted average incremental borrowing rate of 9.13% at September 30, 2019.

(c)	The bank overdraft facility was repaid on October 31, 2019.

14.	Deferred income taxes

	September 30, 2019	December 31, 2018
Deferred tax assets

Non-capital losses	$171,375	$345,368

Other temporary differences including accrued interest	244,588	304,053
	$415,963	$649,421

Deferred tax liabilities

Withholding tax	(71,039)	(47,934)
	$(71,039)	$(47,934)

(a)	Adjustments to deferred tax assets:

During the three months ended June 30, 2019, the Company recorded an income statement charge of $252.8 million to reduce the amount of Mongolian deferred tax assets recognized by $241.8 million, and the amount of Canadian deferred tax assets recognized by $11.0 million. These deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses were assessed against an estimate of future taxable profits.

The adjustment was primarily due to updated operating assumptions in mine planning during the period. This principally included the revised estimation of achievement of sustainable first production now being projected between May 2022 and June 2023, as well as the revised estimate of development capital spend for the underground project being increased by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed. The updated mine planning assumptions led to an increase in the amount of loss carry forwards and temporary differences estimated to expire unutilized.

During the three months ended September 30, 2019, the company recorded a net income statement recovery of $45.0 million to increase the amount of Mongolian deferred tax assets recognized by $49.7 million, and reduce the amount of Canadian deferred tax assets recognized by $4.7 million.

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited)

15.	Decommissioning obligations

	Nine Months Ended September 30,
	2019	2018

Opening carrying amount	$131,565	$125,721

Changes in estimates and new estimated cash flows	(1,141)	(1,164)

Accretion of present value discount	4,006	3,806
	$134,430	$128,363

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $275.6 million (December 31, 2018 - $273.7 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2018 - 2.0%).

16.	Non-Controlling interest

	Non-controlling Interest: Oyu Tolgoi (a) Nine Months Ended September 30,
	2019	2018

Balance, January 1	$(910,135)	$(893,211)

Impact of change in accounting policy (Note 2)	(579)	-

Restated balance, January 1	$(910,714)	$(893,211)

Non-controlling interest’s share of loss	(322,862)	(10,852)

Common share investments funded on behalf of non-controlling interest (a)	102,000	120,700

Funded amounts repayable to the Company (a)	(102,000)	(120,700)
Balance, September 30	$(1,233,576)	$(904,063)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated September 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited) 16. Non-Controlling interest (continued)

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at September 30, 2019, the cumulative amount of such funding was $1,181.1 million (December 31, 2018 - $1,021.4 million). Accrued interest of $615.7 million (December 31, 2018 - $505.6 million) relating to this funding, has not been recognized in these consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which cannot currently be reliably determined.

17.	Cash flow information

(a)	Reconciliation of net income (loss) to net cash flow generated from (used in) operating activities before interest and tax:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

Income (loss) for the period	$45,072	$15,154	$(586,410)	$299,304

Adjustments for:

Depreciation and amortization	37,317	45,406	140,123	166,360

Impairment charges	-	-	596,906	-

Finance items:

Interest income	(25,693)	(38,644)	(87,584)	(118,934)

Interest and accretion expense	3,987	9,509	7,714	50,311

Unrealized foreign exchange losses (gains)	(80)	(35)	(88)	78

Inventory write downs (reversals)	(4,704)	7,701	(1,805)	2,400

Write off of property, plant and eqipment	-	-	149	-

Income and other taxes	(34,591)	15,510	263,763	(148,603)

Other items	(637)	(423)	210	10

Net change in non-cash operating working capital items:

(Increase) decrease in:

Inventories	14,868	2,106	42,711	16,927

Trade, other receivables and prepaid expenses	14,626	5,781	4,063	(17,479)

Decrease in:

Trade and other payables	(44,105)	(6,640)	(23,376)	(28,938)

Deferred revenue	(19,110)	(2,877)	(57,020)	(4,561)
Cash generated from (used in) operating activities before interest and tax	$(13,050)	$52,548	$299,356	$216,875

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited) 17. Cash flow information (continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

Investing activities

Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$2,116	$(28,615)	$3,739	$24,037

18.	Related parties

As at September 30, 2019, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2018: 50.8%). The following tables present the consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill Resources and its subsidiaries.

	Three Months Ended September 30,		Nine Months Ended September 30,
Statements of Income	2019	2018	2019	2018

Operating and corporate administration expenses:

Cost recoveries (payments) - Turquoise Hill	$(724)	$133	$(655)	$278

Management services payment (i)	(7,569)	(8,034)	(23,864)	(22,020)

Cost recoveries - Rio Tinto (ii)	(10,210)	(7,317)	(30,986)	(26,945)

Finance income:

Cash and cash equivalents (iii)	4,104	5,383	15,039	14,407

Receivable from Rio Tinto (iv)	14,026	29,233	55,020	94,164

Finance costs:

Completion support fee (v)	(27,170)	(27,105)	(81,510)	(81,267)
	$(27,543)	$(7,707)	$(66,956)	$(21,383)

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited) 18. Related parties (continued)

	Three Months Ended September 30,		Nine Months Ended September 30,
Statements of Cash Flows	2019	2018	2019	2018

Cash generated from operating activities

Interest received (iii, iv)	$14,900	$21,171	$50,395	$53,802

Interest paid (v)	-	-	(78,395)	(11,918)

Cash flows from investing activities

Receivable from related party: amounts withdrawn (iv)	260,000	310,000	790,000	860,000

Expenditures on property, plant and equipment:

Management services payment and cost recoveries - Rio Tinto (i), (ii)	(9,444)	(17,349)	(39,779)	(53,221)

Balance Sheets	September 30, 2019	December 31, 2018

Cash and cash equivalents (iii)	$243,402	$741,711

Trade and other receivables	8,310	15,641

Prepaid expenses and other assets	26,745	2,928

Receivable from related party and other non-current financial assets (iv) (Note 10)	1,096,284	1,886,284

Trade and other payables (Note 12)

Management services payment - Rio Tinto (i)	(12,697)	(15,700)

Cost recoveries - Rio Tinto (ii)	(54,189)	(35,790)
	$1,307,855	$2,595,074

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on September 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from September 30, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At September 30, 2019, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $243.4 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited) 18. Related parties (continued)

(iv)

As part of project finance (Note 13), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At September 30, 2019, the resulting receivable from 9539549 Canada Inc. totalled $1,096.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

At September 30, 2019, the fair value of the receivable approximates its carrying value. The fair value has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the projected timeframe for returning funds to Turquoise Hill, of movements in the fair value of the receivable. This is considered a level 3 fair value measurement.

(v)

As part of the project finance agreements (Note 13), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

19.	Commitments and contingencies

(a)	Capital commitments

At September 30, 2019, the Company had capital expenditure commitments at the balance sheet date of $41.1 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

(b)	Other commitments

During 2017, Oyu Tolgoi signed a new power purchase agreement with the National Power Transmission Grid (“NPTG”) of Mongolia. The power purchase agreement was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (“IMPIC”).

The new arrangement took effect on July 4, 2017, subsequent to the expiry of the previous IMPIC agreement, for a term of up to six years, with possibility of early cancelation after the fourth year, if a domestic power plant is commissioned earlier.

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited) 19. Commitments and contingencies (continued)

At September 30, 2019, the Company had power purchase commitments of $430.7 million. These commitments represent minimum non-cancellable obligations.

(c)

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million from the Mongolian Tax Authority (the “MTA”) as a result of a general tax audit for the period covering 2013 through 2015. In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

The Company is of the opinion that Oyu Tolgoi has now paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholders’ Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government of Mongolia under the Investment Agreement and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. The Administrative Court had suspended the processing of the case for an indefinite period based on procedural uncertainty in relation to the tax assessment disputes. The Administrative Court has now reopened the case on the tax dispute and has resumed court proceedings.

Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and commenced a 60 working-day negotiation period. The parties were unable to reach a resolution during the 60 working-day period; however, the parties can continue discussions in an attempt to resolve the dispute in good faith. Should Oyu Tolgoi not be able to reach an agreement with the Government of Mongolia before the court renders a decision, the next step would be to formally commence the dispute resolution proceedings under the international arbitration process.

The Company believes that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the Underground Mine Development and Financing Plan and Mongolian law and in the opinion of the Company at September 30, 2019, a provision is not required for the amount of approximately $150 million disputed by the Company relating to the years 2013 through 2015 or any additional amounts related to 2016 through September 30, 2019. The amounts that could arise related to 2016 through September 30, 2019 would be material. The final amount of taxes to be paid depends on a number of factors including the outcome of discussions with the government and possible international arbitration. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.
Notes to the condensed interim consolidated financial statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)
(Unaudited)

20.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
●	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

	Fair Value at September 30, 2019

	Total	Level 1	Level 2	Level 3

Money market funds (a)	$836,889	$836,889	$-	$-

Marketable securities (a)	2,604	2,604	-	-

Trade receivables (b)	9,535	-	9,535	-

	$849,028	$839,493	$9,535	$-

	Fair Value at December 31, 2018

	Total	Level 1	Level 2	Level 3

Money market funds (a)	$315,808	$315,808	$-	$-

Marketable securities (a)	5,566	5,566	-	-

Trade receivables (b)	10,936	-	10,936	-

	$332,310	$321,374	$10,936	$-

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.